Exhibit 99.1

FOR IMMEDIATE RELEASE - CALGARY, ALBERTA – MAY 14, 2009

BAYTEX ENERGY TRUST CONFIRMS MONTHLY DISTRIBUTION FOR MAY AT $0.12 PER UNIT

CALGARY, ALBERTA (May 14, 2009) - Baytex Energy Trust (TSX: BTE.UN; NYSE: BTE) announces that a cash distribution of $0.12 per trust unit in respect of May operations will be paid on June 15, 2009 to unitholders of record on May 29, 2009. The ex-distribution date is May 27, 2009.

The U.S. dollar equivalent distribution amount is approximately US$0.1027 per trust unit assuming a Canadian to U.S. dollar exchange rate of $0.8559. The actual U.S. dollar equivalent distribution for unitholders who hold through a brokerage firm will be based on the exchange rate in effect on the payment date and net of applicable Canadian withholding taxes. Registered unitholders are paid directly by Baytex’s transfer agent, Valiant Trust Company, and the actual U.S. dollar equivalent distribution will be based on the exchange rate in effect on the record date and net of applicable Canadian withholding taxes.

The annualized distribution of $1.44 represents a cash-on-cash yield of approximately 8.3% based on the closing price of Baytex trust units of $17.45 on the TSX on May 13, 2009.

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Baytex’s trust units are traded on the Toronto Stock Exchange under the symbol BTE.UN and on the New York Stock Exchange under the symbol BTE.

All dollar amounts in this press release are Canadian dollars unless otherwise identified.

For further information, please contact:

Baytex Energy Trust
Anthony Marino, President and CEO Derek Aylesworth, Chief Financial Officer Erin Cripps, Investor Relations Representative Cheryl Arsenault, Investor Relations Representative	Telephone: (403) 267-0708 Telephone: (403) 538-3639 Telephone: (403) 538-3681 Telephone: (403) 267-0761

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca